UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Common Stock - 80880W106

(CUSIP Number)

Dr. Henry Ji

Chairman of the Board of Directors, President and Chief Executive Officer

Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, CA 92121

(858) 203-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 80880W106

1.	NAME OF REPORTING PERSON Sorrento Therapeutics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 95,533,509 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 95,533,509 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,533,509 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

Comprised of (i) 61,985,795 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”), of which 2,259,058 shares are being held in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of the Reporting Person who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared dividend of shares of Common Stock by the Reporting Person, (ii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Company’s Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022) by $10.00), and (iii) 4,490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the Securities and Exchange Commission (“SEC”).

(2)

Percent of class of Common Stock beneficially owned is calculated based on 141,598,856 shares of Common Stock outstanding as of January 11, 2023, as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on January 12, 2023) plus 4,490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person is not included in this percentage. The Reporting Person’s aggregate voting power, including shares of Series A Preferred Stock, shares of Common Stock held in abeyance as referenced in footnote 1 above and assuming the exercise of all warrants held by the Reporting Person, is 54.5%.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 17, 2022 (the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of Scilex Holding Company, a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)

On November 22, 2022, the Reporting Person purchased 672,775 warrants to purchase shares of Common Stock at a weighted average purchase price of $0.226 per warrant, inclusive. On November 23, 2022, the Reporting Person purchased 442,829 warrants to purchase shares of Common Stock at a weighted average purchase price of $0.3967 per warrant, inclusive. On November 25, 2022, the Reporting Person also purchased 46,172 warrants to purchase shares of Common Stock at a weighted average purchase price of $0.4374 per warrant, inclusive. On December 2, 2022, the Reporting Person purchased 22,841 warrants to purchase shares of Common Stock at a weighted average purchase price of $0.3507 per warrant, inclusive. Each of the foregoing purchases of warrants were made on the open market. The Reporting Person undertakes to provide upon request to the staff of the SEC, the Company or a securityholder of the Company, full information regarding the number of Warrants purchased at each separate price.

On January 19, 2023, the Reporting Person paid its previously announced stock dividend (the “Dividend”) consisting of an aggregate of 75,999,853 shares of Common Stock held by the Reporting Person (the “Dividend Shares”) to record holders of the Reporting Person’s common stock, par value $0.0001 per share (such stock, the “Reporting Person’s Common Stock”) and certain warrants to purchase the Reporting Person’s Common Stock as of January 9, 2023 (the “Record Date”). An aggregate of 2,259,058 Dividend Shares are being held in abeyance by the Reporting Person for the benefit of certain holders of warrants to purchase shares of the Reporting Person’s Common Stock who may be entitled to such shares pursuant to the terms of the applicable warrants following the exercise of such warrants. The Reporting Person distributed 0.1410127 of a share of the Common Stock for each share of the Reporting Person’s Common Stock outstanding as of the close of business on the Record Date. The stock ratio was calculated by dividing 76,000,000 by the number of shares of the Reporting Person’s Common Stock and warrants to purchase shares of the Reporting Person’s Common Stock outstanding on the Record Date. No fractional shares were issued in connection with the Dividend and the equityholders of the Reporting Person who were entitled to receive fractional shares of the Dividend Stock received cash (without interest) in lieu of such fractional shares.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Title:	President and Chief Executive Officer